                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                               HARP & EAGLE, LTD.
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                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)


                                      NONE
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                                 (CUSIP Number)


                              CARY JAMES O'DWANNY
                               HARP & EAGLE, LTD.
                            1234 NORTH ASTOR STREET
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 272-5273
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               DECEMBER 11, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. None                    13D                          PAGE 2 OF 4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    CARY JAMES O'DWANNY
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
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                7   SOLE VOTING POWER
  NUMBER OF
                    333,334 SHARES
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    NONE
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    333,334 SHARES
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    NONE
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     333,334 SHARES
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.3%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No.: None                                                Page 3 of 4 Pages


ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $0.0001 per share ("Shares"), and the name of the issuer of the Shares is Harp & Eagle, Ltd. ("Issuer"); the address of the principal executive offices of the Issuer is 1234 North Astor Street, Milwaukee, Wisconsin 53202.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)  The person filing this statement is Cary James O'Dwanny.

         (b) Mr. O'Dwanny's business address is 1234 North Astor Street, Milwaukee, Wisconsin 53202

         (c)  The present principal occupation of the reporting person:

         Cary James O'Dwanny is the President, Treasurer, a director and a principal shareholder of the Issuer. The issuer is a Wisconsin corporation which owns and operates a 23-room inn located near Athlone, County Westmeath, Ireland, and proposes to develop additional Irish-theme inns and restaurants, including facilities in Green Bay, Wisconsin and Ballycastle, County Antrim, Ireland.

         (d) Mr. O'Dwanny has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the last five years, Mr. O'Dwanny has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which proceeding he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. O'Dwanny is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Cary James O'Dwanny acquired beneficial ownership of 333,334 Shares through exchanges of Shares for common stock held by him of Castledaly Acquisition Corporation and County Clare, Ltd., both related corporations of the Issuer, with an aggregate value (as determined by the Board of Directors of the Issuer) of approximately $400,000.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. O'Dwanny has made the purchases described in Item 5 for purposes of investment; based upon his continuing assessment of the business results and prospects of the Issuer, market conditions, economic conditions and other relevant factors, Mr. O'Dwanny may determine to dispose of all or a portion of the Shares held by him or to purchase additional Shares for investment.

CUSIP No.: None                                                Page 4 of 4 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 30, 2001 (as reported on the Issuer's Form SB-2, ordered effective December 11, 2001 (File No. 333-55088), 649,661 Shares were issued and outstanding; no unissued Shares were subject to options or other rights to acquire beneficially owned by Mr. O'Dwanny. Accordingly, percentage calculations appearing in this statement are based upon 649,661 Shares. Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mr. O'Dwanny beneficially owns 333,334 or 51.3% of the Shares.

         (b) Mr. O'Dwanny holds sole voting and dispositive power with respect to all of the 333,334 Shares beneficially owned by him.

         (c)  Not Applicable.

         (d)  Not Applicable.

         (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.





                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: December 11, 2001



                                               /S/ CARY JAMES O'DWANNY
                                         ------------------------------------
                                                 Cary James O'Dwanny